UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT
TO § 240.13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )*
Melco Crown Entertainment Limited
(Name of Issuer)
Ordinary Shares, par value US$0.01 per share
(Title of Class of Securities)
G5974W 10 3
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1(a) Name of Issuer:
Item 1(b) Address of Issuer’s Principal Executive Offices:
Item 2(a) Name of Person Filing:
Item 2(b) Address of Principal Business Office or, if None, Residence:
Item 2(c) Citizenship:
Item 2(d) Title of Class of Securities:
Item 2(e) CUSIP Number:
Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Item 4. Ownership.
Item 5. Ownership of Five Percent or Less of a Class.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
Item7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Item 8. Identification and Classification of Members of the Group.
Item 9. Notice of Dissolution of Group.
Item 10. Certifications.
SIGNATURE
EXHIBIT INDEX

CUSIP No.	G5974W 10 3

1.	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only). Crown Limited - Not applicable

2.	Check the Appropriate Box if a Member of a Group
(a) ☑ (see Item 8 below)
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Australia

	5.	Sole Voting Power

Number of		536,116,538 (Crown Entertainment Group Holdings Proprietary Limited and/or Crown Asia Investments Pty Ltd may also be deemed to have sole voting power with respect to these shares)

Shares	6.	Shared Voting Power
Beneficially
Owned By		542,129,618 (including shares disclaimed, see Item 4 below)

Each	7.	Sole Dispositive Power
Reporting
Person		536,116,538 (Crown Entertainment Group Holdings Proprietary Limited and/or Crown Asia Investments Pty Ltd may also be deemed to have sole voting power with respect to these shares)

With:	8.	Shared Dispositive Power

542,129,618 (including shares disclaimed, see Item 4 below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

542,129,618

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☑

11.	Percent of Class Represented by Amount in Row (9)

33.8%

12.	Type of Reporting Person (See Instructions)

HC, CO

CUSIP No.	G5974W 10 3

1.	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only). Crown Entertainment Group Holdings Proprietary Limited - Not applicable

2.	Check the Appropriate Box if a Member of a Group
(a) ☑ (see Item 8 below)
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Australia

	5.	Sole Voting Power

Number of		536,116,538 (Crown Limited and/or Crown Asia Investments Pty Ltd may also be deemed to have sole voting power with respect to these shares)

Shares	6.	Shared Voting Power
Beneficially
Owned By		542,129,618 (including shares disclaimed, see Item 4 below)

Each	7.	Sole Dispositive Power
Reporting
Person		536,116,538 (Crown Limited and/or Crown Asia Investments Pty Ltd may also be deemed to have sole voting power with respect to these shares)

With:	8.	Shared Dispositive Power

542,129,618 (including shares disclaimed, see Item 4 below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

542,129,618

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☑

11.	Percent of Class Represented by Amount in Row (9)

33.8%

12.	Type of Reporting Person (See Instructions)

CO

CUSIP No.	G5974W 10 3

1.	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only). Crown Asia Investments Pty Ltd - Not applicable

2.	Check the Appropriate Box if a Member of a Group
(a) ☑ (see Item 8 below)
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Australia

	5.	Sole Voting Power

Number of		536,116,538 (Crown Limited and/or Crown Entertainment Group Holdings Proprietary Limited may also be deemed to have sole voting power with respect to these shares)

Shares	6.	Shared Voting Power
Beneficially
Owned By		542,129,618 (including shares disclaimed, see Item 4 below)

Each	7.	Sole Dispositive Power
Reporting
Person		536,116,538 (Crown Limited and/or Crown Entertainment Group Holdings Proprietary Limited may also be deemed to have sole voting power with respect to these shares)

With:	8.	Shared Dispositive Power

542,129,618 (including shares disclaimed, see Item 4 below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

542,129,618

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☑

11.	Percent of Class Represented by Amount in Row (9)

33.8%

12.	Type of Reporting Person (See Instructions)

CO

CUSIP No.	G5974W 10 3

1.	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only). Melco Crown SPV Limited - Not applicable

2.	Check the Appropriate Box if a Member of a Group
	(a) ☑ (see Item 8 below)
	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

	Cayman Islands

	5.	Sole Voting Power

Number of		0

Shares	6.	Shared Voting Power
Beneficially
Owned By		6,013,080 (representing shares jointly controlled by Crown Asia Investments Pty Ltd and Melco Leisure and Entertainment Group Limited, see Item 4 below)

Each	7.	Sole Dispositive Power
Reporting
Person		0

With:	8.	Shared Dispositive Power

		6,013,080 (representing shares jointly controlled by Crown Asia Investments Pty Ltd and Melco Leisure and Entertainment Group Limited, see Item 4 below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	6,013,080

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

	☐

11.	Percent of Class Represented by Amount in Row (9)

	0.4%

12.	Type of Reporting Person (See Instructions)

	CO

Item 1(a) Name of Issuer:
Melco Crown Entertainment Limited
Item 1(b) Address of Issuer’s Principal Executive Offices:
36th Floor, The Centrium
60 Wyndham Street
Central
Hong Kong
Item 2(a) Name of Person Filing:
Crown Limited (“Crown”)
Crown Entertainment Group Holdings Proprietary Limited (“Crown Entertainment”)
Crown Asia Investments Pty Ltd (“Crown Asia”)
Melco Crown SPV Limited (“SPV”)
Item 2(b) Address of Principal Business Office or, if None, Residence:
Crown Limited
Level 3, Crown Towers
8 Whiteman Street
Southbank, Victoria 3006
Australia
Crown Entertainment Group Holdings Proprietary Limited
Level 3, Crown Towers
8 Whiteman Street
Southbank, Victoria 3006
Australia
Crown Asia Investments Pty Ltd
Level 3, Crown Towers
8 Whiteman Street
Southbank, Victoria 3006
Australia
Melco Crown SPV Limited
Walker House
87 Mary Street
George Town
Grand Cayman KY1-9002

Item 2(c) Citizenship:
Crown — Australia
Crown Entertainment — Australia
Crown Asia — Australia
SPV — Cayman Islands
Item 2(d) Title of Class of Securities:
Ordinary Shares (the “Ordinary Shares”)
Item 2(e) CUSIP Number:
The CUSIP number for the Ordinary Shares is G5974W103. The CUSIP number for the Issuer’s American depositary shares, each representing three Ordinary Shares, is 585464100.
Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable
Item 4. Ownership.
The following sets forth the information with respect to the beneficial ownership of the Ordinary Shares by the Reporting Person as of December 31, 2010.

						Sole power to	Shared power to
			Sole power to	Shared power to		dispose or to	dispose or to
Reporting	Amount beneficially	Percent of	vote or to direct	vote or to direct		direct the	direct the
Person	owned	class(1)	the vote	the vote		disposition of	disposition of
Crown	542,129,618	33.8%	536,116,538	542,129,618	*†	536,116,538	542,129,618	*†
Crown Entertainment	542,129,618	33.8%	536,116,538	542,129,618	*†	536,116,538	542,129,618	*†
Crown Asia	542,129,618	33.8%	536,116,538	542,129,618	*†	536,116,538	542,129,618	*†
SPV	6,013,080	0.4%	0	6,013,080	†	0	6,013,080	†

(1)	Percent of class calculated based on 1,605,658,111 ordinary shares outstanding as of December 31, 2010.
Crown Asia is the record holder of 536,116,538 Ordinary Shares. Crown Asia is a direct and wholly owned subsidiary of Crown Entertainment and an indirect and wholly owned subsidiary of Crown. Either or both Crown Entertainment and Crown, through their ownership of Crown Asia, may be deemed, for the purposes of Rule13d-3 under the Act, to beneficially own all of the Ordinary Shares held by Crown Asia. Crown is listed on the Australian Stock Exchange.

*	On December 12, 2007, the Issuer, Crown Asia, Crown, Melco Leisure and Entertainment Group Limited (“Melco Leisure”), a British Virgin Islands company, and Melco International Development Limited (“Melco”), a Hong Kong company, entered into an amended and restated shareholders’ deed (the “Shareholders’ Deed”) (see Exhibit 2 to this Schedule 13G). Pursuant to the Shareholders’ Deed, Crown Asia and Crown, on the one hand, agreed with Melco Leisure and Melco, on the other hand, on voting shares for board nominees and certain matters relating to disposal of shares, which agreements may cause Crown Asia and Crown to be deemed to share voting and dispositive power over 536,116,538 Ordinary Shares beneficially owned by Melco Leisure and Melco for the purposes of Rule 13d-3 under the Act. Each of Crown Asia and Crown expressly disclaims beneficial ownership of any Ordinary Shares held by Melco Leisure and Melco pursuant to Rule 13d-4 under the Act, and the filing of this statement shall in no way be construed as an admission that either Crown Asia or Crown is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such Ordinary Shares. Crown’s interest in Crown Asia is held through its direct and wholly owned subsidiary, Crown Entertainment.
†	Pursuant to the Shareholders’ Deed Relating to SPV dated July 30, 2007 (“SPV Shareholders’ Deed”), (see Exhibit 3 to this Schedule 13G), SPV, a special purpose vehicle, is owned 50% by Crown Asia (a direct and wholly owned subsidiary of Crown Entertainment and an indirect and wholly owned subsidiary of Crown) and 50% by Melco Leisure (a direct and wholly owned subsidiary of Melco). The voting and dispositive power over 6,013,080 Ordinary Shares beneficially owned by SPV is jointly shared by Crown Asia, Crown Entertainment and Crown on the one hand, and Melco Leisure and Melco, on the other.
See also Item 8 below.
Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.
Item7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Pursuant to the Shareholders’ Deed, Crown Asia and Crown, on the one hand, agreed with Melco Leisure and Melco, on the other hand, on voting shares for board nominees and certain matters relating to disposal of shares, which agreements may cause the parties to be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act. The existence of such group may cause either or both Crown Asia and Crown to be deemed the beneficial owner of 536,116,538 Ordinary Shares beneficially owned by Melco Leisure and Melco for the purposes of Rule 13d-5 under the Act. Each of Crown Asia and Crown acknowledges the potential attribution of Ordinary Shares beneficially owned by Melco Leisure and Melco but expressly disclaims beneficial ownership of any such Ordinary Shares, and the filing of this statement shall in no way be construed as an admission that either Crown Asia or Crown is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such Ordinary Shares. Neither Melco Leisure nor Melco is a reporting person on this statement.
Crown Asia is the record holder of 536,116,538 Ordinary Shares. Crown Asia is the direct and wholly owned subsidiary of Crown Entertainment, and Crown Entertainment is the direct and wholly owned subsidiary of Crown. Crown Asia, Crown Entertainment, and Crown may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act.
Because, pursuant to the SPV Shareholders’ Deed, SPV is owned 50% by Crown Asia (a direct and wholly owned subsidiary of Crown Entertainment and an indirect and wholly owned subsidiary of Crown) and 50% by Melco Leisure (a direct and wholly owned subsidiary of Melco), SPV, Crown Asia, Crown Entertainment and Crown on the one hand, and SPV, Melco Leisure and Melco on the other, may be deemed to constitute a group within the meaning of Section 13(d)(3).
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certifications.
Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 1, 2011

For and on Behalf of CROWN LIMITED
By:	/s/ Rowen Craigie
	Name:	Rowen Craigie
	Title:	Director

For and on Behalf of CROWN ENTERTAINMENT GROUP HOLDINGS PROPRIETARY LIMITED
By:	/s/ Rowen Craigie
	Name:	Rowen Craigie
	Title:	Director

For and on Behalf of CROWN ASIA INVESTMENTS PTY LTD
By:	/s/ Rowen Craigie
	Name:	Rowen Craigie
	Title:	Director

For and on Behalf of MELCO CROWN SPV LIMITED
By:	/s/ Ken Barton
	Name:	Ken Barton
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description
1.	Agreement with respect to filing of Schedule 13G, dated as of February 1, 2011, between Crown Limited, Crown Entertainment Group Holdings Proprietary Limited and Crown Asia Investments Pty Ltd

2. **	Amended and Restated Shareholders’ Deed Relating to Melco Crown Entertainment Limited (previously known as Melco PBL Entertainment (Macau) Limited)

3. **	Shareholders’ Deed Relating to Melco Crown SPV Limited (previously known as Melco PBL SPV Limited)

**	Previously filed as an Exhibit to Reporting Persons’ Schedule 13G (File No. 005-82571).

Exhibit 1
AGREEMENT
     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other (as such term is defined in the Schedule 13G referred to below) on behalf of each other of a statement on Schedule 13G with the United States Securities and Exchange Commission (including amendments thereto) with respect to the Ordinary Shares, par value $0.01 per share, of Melco Crown Entertainment Limited, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
Dated: February 1, 2011

FOR AND ON BEHALF OF Crown Limited
By:	/s/ Rowen Craigie
	Name:	Rowen Craigie
	Title:	Director

FOR AND ON BEHALF OF Crown Entertainment Group Holdings Proprietary Limited
By:	/s/ Rowen Craigie
	Name:	Rowen Craigie
	Title:	Director

FOR AND ON BEHALF OF Crown Asia Investments Pty Ltd
By:	/s/ Rowen Craigie
	Name:	Rowen Craigie
	Title:	Director